UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43444

SunScout Holding Limited

112 Kaimanawa Street, Kelvin Grove

Palmerston North 4414, New Zealand

+64 27 230 0946

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On August 13, 2026, SunScout Holding Limited (the “Company”) closed its initial public offering (the “IPO” or the “Offering”) of 3,100,000 Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-295248), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2026 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on August 11, 2026. The Class A Ordinary Shares were priced at US$5.00 per share, and the Offering was conducted on a firm commitment basis. The Class A Ordinary Shares were previously approved for listing on the NYSE American and NYSE Texas and commenced trading under the ticker symbol “SNSC” on August 12, 2026.

In connection with the IPO, the Company entered into an underwriting agreement, dated August 11, 2026, with Dominari Securities LLC, as representative of the several underwriters named on Schedule A thereto (the “Representative”) (the “Underwriting Agreement”), a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by, such document.

In connection with the IPO, the Company issued a press release on August 11, 2026 announcing the pricing of the Offering and a press release on August 13, 2026 announcing the closing of the Offering, respectively. Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2026

SunScout Holding Limited

By:	/s/ Edwin Cywinski
Name:	Edwin Cywinski
Title:	Chief Executive Officer, Chairman of the Board and Executive Director (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting Agreement dated August 11, 2026 by and among the Company and the underwriters named therein
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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